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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

DINEEQUITY, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
254423106
(CUSIP Number)
Janice V. Sharry, Esq.
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219-7673
(214) 651-5000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 5, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 1 reflects changes to the information in the Schedule 13D relating to the common stock of the issuer filed September 19, 2008 by the reporting persons with the Commission (as amended, the “Schedule 13D”). Each capitalized term used and not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.
Item 4. Purpose of the Transaction.
Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:
“The shares of Common Stock covered by this statement were originally acquired in the ordinary course of business solely for investment purposes and not for the purposes of participating in or influencing the management of the issuer.
As investors in the issuer, the Reporting Persons have had general discussions with representatives of the issuer from time to time regarding various matters relating to the business and operations of the issuer, including, without limitation, the composition of the issuer’s board of directors. On February 5, 2009, Howard M. Berk, an employee of MSD Capital, was appointed to the issuer’s board of directors.
As previously disclosed by the issuer, SBI owns 190,000 shares of Series A Perpetual Preferred Stock of the issuer, which were originally acquired on November 29, 2007 in the ordinary course of business solely for investment purposes for $190.0 million in cash pursuant to that certain Series A Perpetual Preferred Stock Purchase Agreement dated July 15, 2007 between SBI and the issuer, as amended. The powers, designations, preferences, and rights of the Series A Preferred Stock are set forth in the Certificate of Designations relating to the Series A Preferred Stock, a copy of which is filed as an exhibit hereto and incorporated herein by reference.
The Reporting Persons intend to have further discussions and other communications with the issuer’s management and members of the issuer’s board of directors regarding debt repayment, changes in the issuer’s capitalization and dividend policy, disposition of issuer owned restaurants, composition of senior management, including the hiring of a new Chief Financial Officer, and the composition of the issuer’s board of directors. The Reporting Persons may also communicate with other investors in the issuer. In the course of such communications with members of management, the board of directors and other investors, the Reporting Persons may suggest actions which relate to or could result in, among other things: (a) the acquisition or disposition by the Reporting Persons of securities of the issuer or other persons; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the issuer; (e) a material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer’s business or corporate structure; (g) changes in the issuer’s certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the issuer by any person; (h) causing any class of the issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.
The Reporting Persons also intend to review their investment in the issuer on a continuing basis and may determine to acquire or dispose of securities of the issuer or related persons. In addition, depending on various factors, including, without limitation, the issuer’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the issuer’s board of directors, changes to the composition of the board of directors, price levels of the Common Stock and other securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the issuer as they deem appropriate including, without limitation, engaging in short selling of or any hedging or similar transactions with respect to the Common Stock, entering into cash-settled total return equity swaps or other similar derivative transactions that are based upon the value of the shares of Common Stock or other securities of the issuer, which transactions may be significant in amount, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of this Schedule 13D.

Except to the extent that the foregoing may be deemed to be a plan or proposal, neither of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the issuer or the Common Stock, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that either of the Reporting Persons will take any of the actions set forth above.”
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:
“As previously disclosed by the issuer, SBI owns 190,000 shares of Series A Perpetual Preferred Stock of the issuer, which were originally acquired on November 29, 2007 in the ordinary course of business solely for investment purposes for $190.0 million in cash pursuant to that certain Series A Perpetual Preferred Stock Purchase Agreement dated July 15, 2007 between SBI and the issuer, as amended. The powers, designations, preferences, and rights of the Series A Preferred Stock are set forth in the Certificate of Designations relating to the Series A Preferred Stock, a copy of which is filed as an exhibit hereto and incorporated herein by reference.
SBI has entered into cash-settled total return equity swaps with Citibank, NA New York relating to shares of Common Stock as described below.

	Subject	Reference		Description
Transaction Date	Shares	Price	Expiration Date	of Transaction
September 17, 2008	120,188	$16.59718	September 17, 2018	Open market transaction
October 28, 2008	36,180	$9.8398	September 17, 2018	Open market transaction
November 20, 2008	128,400	$9.0019	September 17, 2018	Open market transaction
Under the terms of each total return swap: (i) SBI will be obligated to pay to Citibank any negative price performance of the shares of Common Stock subject to such total return swap as of the expiration date of such total return swap, plus interest; and (ii) Citibank will be obligated to pay to SBI any positive price performance of the shares of Common Stock subject to such total return swap as of the expiration date of such total return swap. Any dividends received by Citibank on the shares of Common Stock during the term of each such total return swap will be paid to SBI. All balances will be cash settled at the expiration date of each total return swap. SBI has the right to terminate and close out each total return swap early if it so chooses. None of the total return swaps gives SBI direct or indirect voting, investment or dispositive control over any securities of the issuer or requires Citibank to acquire, hold, vote or dispose of any securities of the issuer. Accordingly, SBI disclaims any beneficial ownership in securities that may be referenced in any such total return swap.
In addition to the total return swaps, the Reporting Persons may from time to time enter into and dispose of additional cash-settled total return equity swaps or other similar derivative transactions that are based upon the value of the shares of Common Stock or other securities of the issuer, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be dependent, in whole or in part, on the market value of the Common Stock or the value of the Common Stock in comparison to one or more other financial instruments, indexes or securities, or a combination of any of the foregoing.
Except as otherwise described herein, none of the Reporting Persons has any legal or other contract, arrangement, understanding, or relationship with any other person with respect to any securities of the issuer.”
Item 7. Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:
The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (incorporated herein by reference from Exhibit 99.1 to Amendment No. 2 to the Schedule 13G filed September 5, 2008 by the reporting persons with the Commission relating to the common stock of the issuer)

99.2	Certificate of Designations relating to the Series A Perpetual Preferred Stock of the issuer (incorporated herein by reference to Exhibit 3.1 to the Form 8-K filed December 5, 2007 by the issuer with the Commission)

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2009	MSD CAPITAL, L.P.

	By:	MSD Capital Management LLC
	Its:	General Partner

	By:	/s/ Marc R. Lisker

		Name:	Marc R. Lisker
		Title:	Manager and General Counsel

MSD SBI, L.P.

	By:	MSD Capital, L.P.
	Its:	General Partner

	By:	MSD Capital Management LLC
	Its:	General Partner

	By:	/s/ Marc R. Lisker

		Name:	Marc R. Lisker
		Title:	Manager and General Counsel